Exhibit 99.1

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on September 10, 2013

TO THE SHAREHOLDERS OF CIMATRON LTD.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on September 10, 2013, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.	To approve the Company’s Compensation Policy under the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law" or "Law").

2.
To appoint four directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company who serve three year terms pursuant to the Companies Law and who are therefore not subject to reelection at this Meeting.

3.	To approve director fees to the Company's Chairman, Mr. Yossi Ben Shalom, including the grant of restricted shares of the Company.

4.	To approve certain compensation terms of the Company's CEO, Mr. Dan Haran, including an amendment to Mr. Haran’s employment agreement and the grant of restricted shares of the Company.

5.	To approve the grant of restricted shares of the Company to the Company's board member and President of Cimatron North America – Mr. William F. Gibbs.

6.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2013 and until the next annual shareholders' meeting, and to further authorize the Board to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors (the “Audit Committee”).

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

We look forward to greeting those shareholders present at the Meeting personally; however, whether or not you plan to be with us at the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than twenty-four hours before the Meeting.

Shareholders of record at the close of business on August 2nd, 2013 will be entitled to notice of, and to vote at the Meeting.

Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors /s/ Yossi Ben Shalom Yossi Ben Shalom Chairman of the Board of Directors

Date: August 1st, 2013